UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-3260

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Akorn, Inc.

(Full name of registrant)

1925 W. Field Court, Suite 300 Lake Forest, Illinois 60045
(Address, including zip code, of principal executive offices)

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

Akorn, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because of the ongoing nature of the Company’s previously disclosed restatement of previously issued consolidated financial statements for the year ended December 31, 2014, and the previously issued unaudited condensed consolidated financial statements contained in the Company’s Quarterly Reports on Form 10-Q/A for the quarters ended June 30, 2014 and September 30, 2014.

Accordingly, the Company was unable to complete the Quarterly Report by the prescribed November 9, 2015 due date without unreasonable effort and expense, and will be unable to file the Quarterly Report within the five day extension as provided by Rule 12b-25(b).

The Company is committed to resolving the issues that gave rise to the restatement process and filing all required financial and other information with the Securities and Exchange Commission.

PART IV

OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is Duane A. Portwood, (847) 279-6100.

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.

☐ Yes     ☒ No

The company has not filed its Quarterly Report on Form 10-Q for the periods ended March 31, 2015 and June 30, 2015.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above in Part III, the Company is currently obtaining and compiling financial data necessary to complete the restatement process, which is ongoing.

This Form 12b-25 includes statements that may constitute "forward looking statements", including projections of sales, the expected timing of filings, the timing and successful implementation of remediation efforts, the expected impact of the restatement on our financial results, the expected timeline and results of investigations, our financial guidance, the results of future NASDAQ hearings and determinations, the timing of filing and the results of abbreviated new drug applications, and other statements regarding Akorn's launches, regulatory approvals, goals and strategy. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Factors that could cause or contribute to such differences include, but are not limited to: the difficulty of predicting the timing or outcome of product development efforts, including FDA and other regulatory agency approvals and actions, if any; the impact of competitive products and pricing; the timing and success of product launches; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with FDA and other governmental regulations; the difficulty of predicting the timing of the completion of our restatement, its impact on our financial results, and the timing of the related filings; changes in the laws and regulations and such other risks and uncertainties outlined in Akorn's periodic public filings with the Securities and Exchange Commission and in other written or oral investor communications.  Other factors besides those listed there could also adversely affect our results.  Except as expressly required by law, Akorn disclaims any intent or obligation to update these forward-looking statements.

Akorn, Inc.

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2015	By:	/s/ Duane A. Portwood
Duane A. Portwood Executive Vice President and Chief Financial Officer